State of Delaware
Secretary of State
Division of Corporations
Delivered 10:03 AM 03/10/2009
FILED 10:06 AM 03/10/2009
SRV 090250888 – 4663771 FILE

STATE of DELAWARE
CERTIFICATE of TRUST

This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (Title 12 of the Delaware Code, Section 3801 et seq.) and sets forth the following:

●  First: The name of the trust is Hatteras Ramius 1099 Fund

●  Second: The name and address of the registered Agent in the State of Delaware is
The Corporation Trust Company
1209 Orange Street
Wilmington, DE 19801

●  Third: The Statutory Trust is or will become prior to or within 180 days following the first issuance of beneficial interests, a registered investment company under the Investment Company Act of 1940, as amended (15 U.S.C. §§ 80a-1 et seq.).

●  Fourth: (Insert any other information the trustees determine to include therein.)

By: /s/ David B. Perkins
Trustee(s)

Name: David B. Perkins
Typed or Printed